VIA EDGAR

October 21, 2022

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:	Mr. Gus Rodriguez
Mr. Robert Babula

Re:	PG&E Corporation
Pacific Gas and Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 10, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed July 28, 2022
Item 2.02 Form 8-K filed July 28, 2022
File Nos. 1-12609 and 1-2348

Dear Mr. Rodriguez and Mr. Babula:

This letter sets forth the responses of PG&E Corporation and Pacific Gas and Electric Company (the “Utility”) to the comments set forth in the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated September 29, 2022, which responded to our letter dated September 15, 2022, which responded to your letter dated August 31, 2022, with respect to PG&E Corporation and the Utility’s joint Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”), Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 (the “2022 Second Quarter Form 10-Q”), and the Current Report on Form 8-K filed July 28, 2022 (the “2022 Second Quarter Form 8-K”).

For your convenience, we have set forth the comment from your letter in italics immediately followed by PG&E Corporation’s and the Utility’s response.  Unless otherwise indicated, capitalized terms used herein have the meanings set forth in the 2021 Form 10-K and 2022 Second Quarter Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 68

1.
We have read your response to comment 2 and your statement, “On September 2, 2022, the Governor of California signed SB 846, which supports the extension of operations at Diablo Canyon until 2030.” Additionally, the 8% revenue requirement associated with Diablo Canyon does not appear insignificant. Revise your disclosure to discuss and analyze the capacity factors of your nuclear power facilities.

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Response

In future filings, beginning with the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “2022 Third Quarter Form 10-Q”), we will update our disclosure to add a statement discussing and analyzing the capacity factors of Diablo Canyon, substantially in the following form.

Capacity factors, which are significantly affected by the number and duration of refueling and non-refueling outages, reflect the availability of Diablo Canyon’s generation to the California electricity market.  Management analyzes capacity factors by comparing Diablo Canyon’s actual generation to forecasted annual capacity factors, which reflect planned refueling outages, curtailments for condenser cleaning, allowances for minor curtailments resulting from equipment issues, and curtailments for major ocean storms. Capacity factors do not currently impact PG&E Corporation’s and the Utility’s results of operations, except to the extent requested cost recovery is denied because the costs are found to be imprudently incurred.

Apart from cost-of-service ratemaking and beginning on September 2, 2022, the Utility is entitled to receive a monthly performance-based disbursement. (See “Senate Bill 846”).

The Utility manages its scheduled refueling outages with the objective of minimizing their duration and maintaining high nuclear generating capacity factors, resulting in a stable generation base for the Utility’s wholesale and retail power marketing activities.  During scheduled refueling outages, the Utility performs maintenance and equipment upgrades in order to minimize the occurrence of unplanned outages and to maintain safe, reliable operations.  For the year ended December 31, 2021, and the nine months ended September 30, 2022, Diablo Canyon achieved an average capacity factor of 84% and 94%, respectively.  As previously disclosed, Diablo Canyon Unit 2 experienced five outages between July 2020 and April 2021, each due or related to malfunctions within the main generator associated with excessive vibration.

In addition to the maintenance and equipment upgrades performed by the Utility during scheduled refueling outages, the Utility has extensive operating and security procedures in place to ensure the safe operation of Diablo Canyon.  The Utility also has extensive safety systems in place designed to protect the plant, personnel, and surrounding area in the unlikely event of an accident or other incident.

Note 4: Regulatory Assets, Liabilities, and Balancing Accounts, page 127

2.
We have read your response to comment 6. FASB ASC 980-340-25-1 requires a rate regulated utility to capitalize as a regulatory asset an incurred cost that would otherwise be charged to expense if future recovery in rates is probable. Probable is defined in FASB ASC 450-20-20, as “likely to occur.” A rate-regulated utility has a continuous probability standard to be met at each balance sheet date for a regulatory asset to remain recorded. The Cal Fire report determined in their conclusion that your prolonged response to the initial outage and fault was a direct and negligent factor in the ignition of the Dixie Fire. The Cal Fire report also indicates that the tree that caused the Dixie Fire should have been discovered and removed between the years 2008 and 2021. This report was publicly available prior to your filing the June 30, 2022 Form 10-Q report. Since the Cal Fire report raises “serious doubt” with respect to your conduct, tell us in detail the following:

●	Why you do not believe that the Cal Fire report identifies sufficient factual information to raise “serious doubt”;
●	How you concluded it was probable the CPUC would conclude the Utility met the prudency standard; and
●	Why you believe the $347 million in costs related to this fire are probable of recovery as of June 30, 2022.

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Response

We believe the costs are probable of recovery because the Utility acted prudently by following its procedures.  Our belief that the Utility followed its procedures is informed by a detailed factual investigation, which rebuts the allegations in the Cal Fire Investigation Report.  Based on our disagreement with the report’s allegations, we do not think it identifies facts sufficient to create serious doubt if that issue is later raised in a proceeding to consider the matter.

Accounting Standard

Consistent with ASC 980-340-25-1, the Utility capitalizes as a regulatory asset an incurred cost that would otherwise be charged to expense if future recovery in rates is probable, and the amount of the recovery is reasonably estimable.  Consistent with FASB Statement No. 114, paragraph 49, we do not interpret “probable” to mean “virtually certain to occur.” Instead, probability determinations in practice, require significant judgment. PG&E Corporation and the Utility interpret “probable” as at least 80% likely.

In evaluating probability, we consider a range of relevant factors, such as the regulatory principles and precedents established by law, including whether recovery of similar costs has been allowed by the regulator or, in the absence of precedent from the regulator, other similar regulators applying a similar standard, as well as the particular facts of the incurred costs under consideration.  Here, based on a detailed analysis of the law and the facts associated with recovery of the $347 million in costs related to the 2021 Dixie fire, we concluded that recovery of those costs is probable.

Revised Prudency Standard

As discussed in our prior letter, California courts have imposed liability under the doctrine of inverse condemnation in legal actions brought by property holders against utilities on the grounds that losses borne by the person whose property was damaged through a public use undertaking should be spread across the community that benefited from such undertaking and based on the assumption that utilities have the ability to recover these costs through rates. AB 1054 adopted a revised prudency standard intended to increase certainty of cost recovery for wildfires.1 AB 1054 states that a utility with a safety certification “shall be deemed to have been reasonable” unless “a party to the proceeding creates a serious doubt,” in which case the burden shifts to the utility to prove its conduct was reasonable. The Utility had a valid safety certification at the time of the 2021 Dixie fire, so any analysis of cost recovery must start with this presumption.

1 Cal. Assemb. Util. and Energy Bill Analysis, Cal. A.B. 1054, at 12 (July 9, 2019) (available for download at https://leginfo.legislature.ca.gov/faces/billAnalysisClient.xhtml?bill_id=201920200AB1054).

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As a point of clarification, the Cal Fire Investigation Report has not, by its issuance, created serious doubt. Procedurally, AB 1054 requires “serious doubt” to be raised by a party to the proceeding in which the Utility seeks recovery for 2021 Dixie fire costs. The Utility has not yet submitted such an application, and no such proceeding exists. In any event, Cal Fire has not participated as a party in any of the Utility’s cost recovery proceedings in the past and is not expected to do so.

The are no decisions at the CPUC implementing the AB 1054 cost recovery standard. In the absence of direct precedent, it is instructive to review the FERC’s implementation of the “serious doubt” standard, which, according to legislative history, was the basis of and model for the AB 1054.

The most relevant precedent is San Diego Gas & Electric Company’s (“SDG&E”) requests for cost recovery in connection with the Witch, Guejito, and Rice fires. Where the CPUC denied SDG&E’s request for cost recovery under the standard in place before AB 1054, the FERC approved the request. In that decision, the FERC said that its “presumption of prudence is not easily refuted.”2 The FERC stated: “one violation by a utility does not necessarily constitute imprudence, as utilities are not expected to be infallible.  Instead, the Commission looks to things like standard utility practice to determine whether the utility’s conduct was that of a reasonable, prudent utility.”3

In another case, the FERC found no “serious doubt” had been raised in the CPUC’s challenge to the prudence of costs associated with the Utility’s Embarcadero-Potrero Project.  The FERC noted CPUC concerns about the cost overruns as compared to the initial forecast in the CPUC’s proceeding, but stated “any mistakes made by PG&E in developing this significant transmission project do not constitute the kind of mismanagement that should raise serious doubts about the prudency of their expenditures.”4 One finding of a mistake is generally not sufficient to create serious doubt.

Factual Investigation

We similarly do not believe that the facts alleged by the Cal Fire Investigation Report would create serious doubt if raised by a party to the proceeding because, as described below, our investigation of the facts indicates that the Utility’s personnel followed approved processes and procedures at each relevant point, and its equipment worked as designed.  The Utility’s personnel followed approved processes and procedures before ignition by inspecting the distribution line according to vegetation management standards and on the day of the event by responding appropriately based on the facts and circumstances known at each relevant time.  By following approved processes and procedures, the Utility acted reasonably.

Records show that the Utility’s contractors inspected the Bucks Creek 1101 distribution line prior to the Dixie Fire according to applicable vegetation management standards. The line was inspected at least eight times between 2016 and 2021, and trees were identified for work. The contractor who inspected the area in the most recent inspection before the fire has stated in a federal court filing that his inspection met industry standards.

2 El Paso Nat. Gas Co., 146 FERC ¶ 63,017, ¶ 57 at 15 (2014).
3 Id. ¶ 56 at 14.
4 Pac. Gas and Elec. Co., 173 FERC ¶ 61,045, ¶ 180 at 86 (2020).

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PG&E Corporation and the Utility have requested confidential treatment for the redacted portion under Rule 83 of the SEC’s Rules of Practice and have delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

As to the Utility’s day-of-event response to the Cresta Dam outage that preceded the fire, the Utility’s personnel followed the procedures and priorities that were in place for response time to an outage based on the facts and circumstances known to the Utility at the time. In particular:
●
The outage recorded on the morning of July 14, 2021 was categorized as a “priority 1” response, which required a same-day response under company policy. The Utility required faster response times for emergency situations, but a power outage by itself is a not uncommon occurrence. Here, there was no reported emergency.

●
The two Utility employees who responded to the Cresta Dam location that day both looked up the line from the vantage point of Cresta Dam, and neither reported any immediate hazard or indication of fire. There is no evidence on the multiple recorded calls during the day discussing the response to this outage that any employee saw or suspected that a tree had fallen on the line until the troubleman was able to arrive to the site.

●
The troubleman worked to proceed from Cresta Dam towards the site of the fuse consistent with policy. When the troubleman arrived on the scene and observed the tree on the line and a fire, he immediately de-energized the conductor that was still energized, called the matter in on his radio, and stayed on the site to fight the fire on his own.

The company believes that employees also acted reasonably in not de-energizing the lines in the absence of facts and circumstances suggesting that the outage was the result of or created a hazard. Distribution Systems Operators (“DSOs”) have authority to de-energize lines if appropriate for safety reasons. Here, the DSO considered de-energizing but decided not to do so, given the data recorded and facts known at the time. Here, as soon as the troubleman saw a safety issue, when he arrived at the pole, he immediately de-energized the line.

Finally, the evidence indicates that the protective equipment on the Bucks Creek 1101 line operated as designed.  The fuses on the pole immediately adjacent to where the tree touched the line operated by opening in response to a phase-to-phase fault, and the thresholds for triggering the recloser, located at the substation, were not met here.

As an additional consideration, AB 1054 states that the CPUC may allocate costs and expenses in the application for cost recovery in full or in part taking into account factors both within and beyond the utility’s control that may have exacerbated the costs and expenses, including humidity, temperature, and winds. We evaluated whether, even if it found that the Utility acted unreasonably, the CPUC would nevertheless authorize recovery in part. In this case, we believe a number of factors beyond the Utility’s control may have contributed to the 2021 Dixie fire’s ignition and spread, including climate change and extreme drought; forest management practices by third parties such as the United States Forest Service and timber companies; Cal Fire’s response; a drone that halted Cal Fire’s initial air response, for which the operator’s identity is under investigation but for which we are aware of no evidence that the drone was operated by or on behalf of the Utility; and an individual arsonist arrested for starting small fires in the 2021 Dixie fire’s footprint, apparently seeking to trap firefighters.

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Probability Determination

For these reasons, we believe that the Utility’s personnel followed its processes and procedures, and its equipment worked as designed.  These processes and procedures were discussed in the Utility’s Wildfire Mitigation Plan, which was approved by the Office of Energy Infrastructure Safety (“OEIS”).  The CPUC then ratified OEIS’s approval.  Because OEIS approved the WMP, and the CPUC ratified the approval, we concluded that the CPUC will probably find that the Utility acted prudently under applicable standards, including if the burden is shifted. The allegations in the Cal Fire Investigation Report do not change this conclusion.

This conclusion was further supported by law enforcement authorities’ decision not to pursue criminal charges. Cal Fire’s primary responsibility is the prevention of wildfires, and it is not a law enforcement agency.  After Cal Fire provided its report to the district attorneys of the five impacted counties, the district attorneys decided not to pursue criminal charges and settled the matter without PG&E Corporation or the Utility admitting liability, suggesting that the district attorneys similarly did not view the Cal Fire Investigation Report as evidence of criminal conduct. Because we disagree with the Cal Fire Investigation Report’s allegations, and the district attorneys who reviewed the report did not find it compelling for criminal charges, we believe that even if an intervenor in a future cost recovery proceeding were to argue that the report identifies sufficient facts to create serious doubt, the CPUC would not find that serious doubt had been created.

Probability determinations are a matter of management’s judgment. Here, we believe that our determination that these costs were probable of recovery was made thoughtfully and carefully.  Our review included extensive discussions with PG&E Corporation’s internal legal counsel, external legal counsel, outside auditors, as well as a special meeting of the Audit Committees of the Board of Directors. Based on this analysis of the law and the facts, PG&E Corporation and the Utility continue to believe it is probable that the Utility will recover its costs in connection with the 2021 Dixie fire.

In future filings, beginning with the 2022 Third Quarter Form 10-Q, we will enhance this disclosure with more detailed discussion of the factors that could cause the Utility to be unable to recover these costs.

Item 2.02 Form 8-K filed July 28, 2022, page EX99.1

3.
We have read your response to comment 10. The remaining annual contributions the Company is required to make to the Wildfire fund appear to represent normal, recurring, cash operating expenses necessary to operate your business. Given the nature of these costs and the periods for which they are expected to continue in the future, explain to us why you believe the adjustment to remove these costs is consistent with Compliance and Disclosure Interpretation 100.01.

Response

We believe the adjustment to remove the expense to amortize the Wildfire Fund asset is consistent with Compliance and Disclosure Interpretation 100.01 (“Non-GAAP C&DI 100.01”) because the amortization expenses are not expected to be normal and recurring, are not cash expenses, are not operating expenses, and are not necessary to operate our business. And consistent with Rule 100(b) of Regulation G, we believe the adjustment is not misleading – and is in fact helpful to investors – because it improves comparability and is presented clearly.

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The Wildfire Fund Asset

The expense we adjust for as a Non-core Item in computing Non-GAAP Core Earnings is the amortization of the Wildfire Fund asset and accretion of the related Wildfire Fund liability, not the payment of the annual contributions, including any remaining contributions. We respectfully refer the Staff to page 94 of the 2021 Form 10-K, where we disclosed:

As of December 31, 2021, PG&E Corporation and the Utility recorded $193 million in Other current liabilities, $1.1 billion in Other non-current liabilities, $461 million in current assets – Wildfire fund asset, and $5.3 billion in non-current assets - Wildfire fund asset in the Consolidated Balance Sheets. During the years ended December 31, 2021 and 2020, the Utility recorded amortization and accretion expense of $517 million and $413 million, respectively. The amortization of the asset, accretion of the liability, and acceleration of the amortization of the asset is reflected in Wildfire Fund expense in the Consolidated Statements of Income. Expected contributions recorded in Wildfire Fund asset on the Consolidated Balance Sheets are discounted to the present value using the 10-year U.S. treasury rate at the date PG&E Corporation and the Utility satisfied all the eligibility requirements to participate in the Wildfire Fund.

The Wildfire Fund asset reflects the initial value of the asset, which was the present value of all expected contributions at the time the asset was recorded (including the future annual contributions of $193 million), net of amortization. As a result, the Wildfire Fund asset bears only an indirect relationship to the annual contributions, insofar as the then-present value of each year’s contribution affected the initial value of the asset. As described in the disclosure, PG&E Corporation and the Utility also have recorded a payable to the Wildfire Fund, in Other current and Other non-current liabilities, related to the future annual contributions.  As PG&E Corporation and the Utility make those future contributions, the payable is reduced with no impact to net income.

This accounting treatment is consistent with the treatment proposed in our letter seeking the Staff’s pre-clearance dated September 6, 2019.

The Adjustment Complies with Non-GAAP C&DI 100.01

Taking into account our accounting of Wildfire Fund arrangements, we analyze each of the elements of Non-GAAP C&DI 100.01, and then the principles underlying it, in turn.

First, the amortization expenses in respect of the Wildfire Fund asset are not expected to be normal and recurring because acceleration will result in anomalous charges. As explained in our prior response and the preclearance letter, while the amortization of the Wildfire Fund asset has primarily been on a straight-line basis to date, it is not expected to remain that way because of the likelihood of a participating utility’s catastrophic wildfire and subsequent claim on the Wildfire Fund at some point over the life of the fund. Although the Wildfire Fund asset is initially amortized on a straight-line basis based on the estimated useful life of the fund, the amortization is accelerated based on the application of the with-and-without method. Under the with-and-without method, amortization of an asset is accelerated when a decrease in the assets available in the Wildfire Fund causes the fund’s expected coverage to decline. This acceleration will occur when the Utility or another participating utility records a probable recovery from the Wildfire Fund.  A Participating utility may recover from the Wildfire Fund only to the extent the amount of its incurred losses exceeds $1.0 billion in any coverage year. The Wildfire Fund was created based on the expectation that a catastrophic wildfire is likely to occur in the near future, but it is not predictable when or where.  These catastrophic wildfires – causing more than $1 billion in damages but unpredictable – are always anomalous events. If the equipment of the Utility or another participating utility is the substantial cause of a catastrophic wildfire, and the utility recognizes a liability for a claim eligible for recovery from the Wildfire Fund, amortization of the asset would be accelerated. The amount of amortization expense that PG&E Corporation and the Utility would incur is determined based on the Utility’s contribution to the Wildfire Fund and the percentage change in the amount of available funds in Wildfire Fund.  Because the Utility’s contribution was so large, even a small change in the percentage of amount of available funds could result in a material amortization expense. In this way, an anomalous event could cause us to incur a material amortization expense. We do not interpret “normal and recurring” to include amortization with a material, unpredictable amount of acceleration based on anomalous events.

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Second, as discussed above, the expense we adjust for as a Non-core Item in computing Non-GAAP Core Earnings is the amortization of the Wildfire Fund asset and accretion of the related Wildfire Fund liability. Amortization and accretion are not cash expenses.

Third, amortization of the Wildfire Fund asset is not an operating expense because part of its benefit for PG&E Corporation and the Utility is as a financial risk management product.  As long as the Wildfire Fund has available funds, we can draw from the Wildfire Fund for incurred losses above $1.0 billion. But if we draw from the Wildfire Fund and our costs are determined by the CPUC not to be just and reasonable, we will be required to reimburse the Wildfire Fund, subject to a disallowance cap of $3.0 billion based on the Utility’s 2022 equity base.  The Wildfire Fund, then, would be available to address liquidity and cash flow challenges resulting from a catastrophic wildfire, even if the public markets were not. If we were required to reimburse the Wildfire Fund, the cost recovery proceedings would give the companies time to stabilize and raise funds from the public markets. Because we could be required to reimburse the Wildfire Fund, much of the Wildfire Fund’s benefit is to give us time to raise funds from the public markets. A product that helps address a liquidity and cash flow problem in this way is managing financial risk more than operational risk, and so the costs to use that tool are not operating expenses.

Fourth, amortization of the Wildfire Fund asset is not necessary to operate our business because the Wildfire Fund was created to fulfill a State policy goal. It is not necessary to operate our business because its primary beneficiary is California residents, not PG&E Corporation and the Utility. The Wildfire Fund is not necessary to operate our business because it is essentially for customers and fire victims. The California legislature created the fund to ensure that residents impacted by catastrophic wildfires would receive compensation.5

Condemnation, also called eminent domain, is the right of a government or its agent to take private property for public use, with compensation. In California, inverse condemnation imposes strict liability on a utility whose electrical equipment is found to be the substantial cause of a catastrophic wildfire. It is intended to spread losses from a public-use undertaking across the community that benefited from the undertaking based on the assumption that utilities have the ability to recover these costs through rates. But when the CPUC denied cost recovery for catastrophic wildfires, inverse condemnation had the unintended effect of making the investor-owned utilities (“IOUs”) solely responsible for the financial costs of catastrophic wildfires. In this way, the application of inverse condemnation to catastrophic wildfires interfered with the financial stability of the IOUs and jeopardized their ability to make the payments required under inverse condemnation without substantial rate increases. Recognizing this risk, the California legislature authorized the Wildfire Fund as part of a set of actions to preserve the financial stability of utilities and ensure the affordability of electric services for customers.6 These actions sought to maintain inverse condemnation’s loss-spreading feature without threatening the IOUs’ ability to compensate customers for wildfire-related losses or imposing significantly higher rates on customers.7 The contributions to the Wildfire Fund made by the IOUs, including the Utility support that loss-spreading process by enabling payments for catastrophic wildfires. Therefore, in making those payments, the IOUs carry out public policy on behalf of the government. In fact, half of the Wildfire Fund’s assets are funded by surcharges on the IOUs’ customers, which operate like taxes. Because the IOUs’ contributions to the Wildfire Fund enable their quasi-governmental, public benefit function as a financial backstop for California residents impacted by catastrophic wildfires, the Utility’s expenses from participating in the fund are not necessary to operate the Utility’s business.

5 See Cal. S. Energy, Util. and Comm. Bill Analysis, Cal. A.B. 1054, at 12-15 (July 8, 2019) (available for download at https://leginfo.legislature.ca.gov/faces/billAnalysisClient.xhtml?bill_id=201920200AB1054).
6 Id. at 10.
7 Cal. Assemb. Util. and Energy Bill Analysis, Cal. A.B. 1054, at 15 (July 9, 2019) (available for download at https://leginfo.legislature.ca.gov/faces/billAnalysisClient.xhtml?bill_id=201920200AB1054).

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Additionally, the IOUs each opted in to participating in the Wildfire Fund. An expense is not necessary to operate our business if participation is voluntary.

Moreover, amortization of the Wildfire Fund asset is not an operating expense necessary to operate our business because the amortization may be accelerated if another participating utility records a probable recovery from the Wildfire Fund. Expenses resulting from other utilities’ operations are unrelated to our operations and not necessary to operate our business. For instance, if as of September 30, 2022, Southern California Edison or SDG&E incurred losses of $3 billion arising out of a catastrophic wildfire for which its electrical equipment was the substantial cause, PG&E Corporation and the Utility would incur approximately $534 million of amortization acceleration. In this way, PG&E Corporation and the Utility could incur a material loss on a GAAP basis without being the utility involved in a wildfire’s ignition.

The Adjustment is not Misleading

More broadly, this adjustment follows the principles behind Non-GAAP C&DI 100.01 because it is not misleading. Non-GAAP C&DI 100.01 refers to Rule 100(b) of Regulation G, which prohibits making “public a non-GAAP financial measure that, taken together with the information accompanying that measure and other accompanying discussion of that measure … omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

Here, the adjustment is not misleading because it helps investors evaluate our core operating performance, and amortization of the Wildfire Fund asset is presented clearly.

We believe the adjustment helps investors evaluate our core operating performance because it improves comparability across the industry, against the other California IOUs, and relative to PG&E Corporation’s and the Utility’s past and future performance. The adjustment helps investors assess our core operating performance across the industry because investors can compare our earnings results to those of our industry peers whose GAAP earnings are not impacted by the Wildfire Fund innovation.

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Adjusting for the amortization of the Wildfire Fund asset also improves comparability with the other California IOUs. As discussed above, if one of the other participating utilities experienced a catastrophic wildfire, PG&E Corporation and the Utility would incur accelerated amortization expense without receiving any funds from the Wildfire Fund. And if the Utility’s equipment is the substantial cause of a catastrophic wildfire, the amount of amortization acceleration would be less than the Utility’s probable recovery from the Wildfire Fund. For instance, when the Utility recorded a probable recovery from the Wildfire Fund of $150 million, it recorded $43 million of accelerated amortization. In either case, the amount of the Utility’s amortization expense would not match its recovery from the Wildfire Fund. This dynamic distorts the California IOUs’ performance relative to one another. By adjusting for this amortization, we enable investors to understand this dynamic.

Additionally, the adjustment improves comparability against PG&E Corporation’s and the Utility’s past and future performance because the Wildfire Fund has a limited lifespan. The adjustment enables investors to compare our core operating performance from before the Wildfire Fund, during the life of the Wildfire Fund, and after the Wildfire Fund is exhausted. During the life of the Wildfire Fund, the adjustment facilitates comparisons by adjusting for expenses that may be recorded in a different period from when they were incurred (for instance, due to the time necessary to resolve litigation). In our experience, several years can pass between a wildfire’s ignition and when probable losses become reasonably estimable. Because the amortization expense would be recorded when the losses become reasonably estimable, the amortization expense does not reflect our core operating performance for the period in which it is recorded. Adjusting for losses recorded after they are incurred improves investors’ ability to compare our core operating performance from one period to another. In each of these ways, because adjusting for these costs is helpful for investors, we do not believe the adjustment is misleading.

Lastly, we submit that the adjustment is not misleading because it is presented clearly. The Wildfire Fund asset is disclosed in detail in our filed reports, and the adjustment is separately disclosed and described in our furnished materials. In PG&E Corporation’s and the Utility’s periodic reports, we disclose the structure, potential benefits, and associated costs and risks of the Wildfire Fund comprehensively and prominently.  In our furnished earnings materials, several slides further explain the Wildfire Fund and its impact on PG&E Corporation and the Utility for investors. In particular, each time the amortization of the Wildfire Fund asset is disclosed, it is separately identified as its own line item and described each time core earnings or guidance is presented. In the earnings presentation for each quarter, amortization of the Wildfire Fund asset is a separate line item in the non-GAAP reconciliation for both earnings (Exhibit A) and guidance (Exhibit C). Separately presenting this adjustment enables investors to perform their own calculations if they do not find the adjustment to be helpful.

Conclusion

We appreciate the Staff’s engagement on this issue. We are committed to compliance with GAAP and Regulation G, as well as providing investors the information that will help them make informed investment decisions.

PG&E Corporation and the Utility believe that the adjustment to core earnings to reflect the amortization of the Wildfire Fund asset is not misleading, including under the views expressed in Non-GAAP C&DI 100.01.  It does not reflect a normal, recurring cash operating expense that is necessary to operate our business and is not otherwise misleading to investors. As such, we believe the adjustment complies with both the letter and spirit of CD&I 100.01 and Rule 100(b) of Regulation G.

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We appreciate the Staff’s thoughtful review and are committed to transparent, quality disclosure.  We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or desire further information, please do not hesitate to contact me.

Sincerely,

/s/ Christopher A. Foster
Christopher A. Foster
Executive Vice President and Chief Financial Officer PG&E Corporation

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